Innovative Therapeutix, Inc. (the "Company") a Kentucky

Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Innovative Therapeutix, Inc.
Balance Sheet

Balance Sheet	12/31/2024

Assets
Current assets:

Cash and cash equivelants	$341,923
Accounts receivable	$0
Prepaid expenses and other assets	$0
Total current assets	$341,923

Property and equipment - net	$0

Total assets	**$341,923**

Liabilities and Equity

Current liabilities:

Accounts payable	$0
Accrued expenses	$0
Deferred revenue and other liabilities	$0
Total current liabilities	$0

Non-current liabilities:

Notes payable - SAFE	$673,271
Other long term liabilities	$0
Total non-current liabilities	$673,271

Total liabilities	$673,271

Equity:

Capital stock	$183,500
Retained earnings	-$530,414
Profit (loss) for the period	-$240,517
Total equity:	-$587,431

Total liabilities and equity	**$85,840**

Innovative Therapeutix, Inc.
Income Statement

Income Statement	12/31/2024
Revenue - net	$0
Cost of revenue	$0
Gross profit/loss	**$0**
Total operating expenses	**$240,517**
Other income/expense	$0
Net profit/loss	**-$240,517**

Innovative Therapeutix, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	12/31/2024
Opening Balance	-$773,342
Net profit/loss	-$240,517
Stock Issued	$0
Preferred Stock Issued	$0
Ending Balance	**-$1,013,859**

Statement of Financial Position	12/31/2024

Assets

Cash & cash equivelants	$341,923
Other current assets	$0
Total assets	**$341,923**

Liabilities and equity

Current liabilities:

Notes payable - convertible	$0
Interest payable	$0
Total current liabilities	**$0**

Non-current liabilities:

Notes payable - convertible	$0
Notes payable - SAFE	$673,271
Interest payable	$0
Total non-current liabilities	**$673,271**

Total liabilities	**$673,271**

Equity:

Capital stock	$183,500
Retained earnings	-$530,414
Profit (loss) for the period	-$240,517
Total equity	**-$587,431**

Total liabilities and equity	**$85,840**

Innovative Therapeutix, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Innovative Therapeutix, Inc. (the "Company") is a corporation organized in 2017 under the laws of Kentucky.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.